Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three and six months ended June 30, 2020, as well as the annual MD&A dated March 20, 2020 (the “2019 Annual MD&A”), and annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2019 and December 31, 2018. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 28.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 20.

The effective date of this MD&A is July 28, 2020.

June 30, 2020	Page| 1

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

TABLE OF CONTENTS

HIGHLIGHTS	3

OPERATIONAL OUTLOOK FOR 2020	4

2021 OUTLOOK	5

OUR BUSINESS	5

SELECTED FINANCIAL METRICS	6

OYU TOLGOI	7

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL	10

GOVERNMENT RELATIONS	12

CORPORATE ACTIVITIES	15

INCOME AND OTHER TAXES	16

LIQUIDITY AND CAPITAL RESOURCES	16

SHARE CAPITAL	18

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY	18

OFF-BALANCE SHEET ARRANGEMENTS	19

CONTRACTUAL OBLIGATIONS	19

CRITICAL ACCOUNTING ESTIMATES	19

RECENT ACCOUNTING PRONOUNCEMENTS	20

RISKS AND UNCERTAINTIES	20

RELATED-PARTY TRANSACTIONS	22

SELECTED QUARTERLY DATA	24

NON-GAAP MEASURES	25

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	27

QUALIFIED PERSON	28

CAUTIONARY STATEMENTS	28

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION	28

June 30, 2020	Page| 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

HIGHLIGHTS

•	Safety is our top priority. Oyu Tolgoi delivered a strong safety performance as evidenced by an AIFR of 0.22 per 200,000 hours worked for the six months ended June 30, 2020.

•	Despite the unprecedented challenges posed by the COVID-19 pandemic, the Oyu Tolgoi open pit has continued to operate uninterrupted.

•	In Q2’20, Oyu Tolgoi produced 36,495 tonnes of copper and 31,150 ounces of gold.

•	Copper production remains on track to achieve guidance of 140,000 to 170,000 tonnes.

•

Gold production guidance for 2020 has increased to 155,000 – 180,000 ounces from 120,000 – 150,000 ounces. The increase in gold production guidance is due to a change in the open pit schedule which has brought forward higher grade gold ore from the southwest pit.

•	C1 cost guidance range is being lowered to $1.60 - $2.00 from $1.80 - $2.20 per pound of copper due to the positive impact from the increased 2020 gold production forecast.

•	Q2’20 mill throughput was 7.2% lower compared to Q2’19 due to higher scheduled maintenance hours as well as the processing of harder ore from the southwest pit.

•

Revenue of $278.0 million in Q2’20 decreased by 27.4% from $382.7 million in Q2’19, primarily due to both a 56.7% decrease in gold production and a 6.9% decrease in copper production. Further, the average price of copper fell by 12.3% from Q2’19 to Q2’20 primarily due to the impact of COVID-19 on global copper demand. This was partly offset by the 30.6% increase in average gold price from Q2’19 to Q2’20.

•

Income for the period was $72.3 million compared with a loss of $736.7 million in Q2’19. This difference was primarily due to a $0.6 billion impairment charge that was recorded in Q2’19 following the announcement on July 15, 2019, wherein the Company confirmed projected increases in underground development capital as well as a range of possible further delays to sustainable first production. In addition, there was an increase of $300.2 million in the amount of deferred tax recognized in Q2’20 compared to Q2’19. Deferred tax of $252.8 million was de-recognized in Q2’19 again reflecting the impact of the July 15, 2019 announcement. These increases in income in Q2’20 compared to Q2’19 were partly offset by the $104.7 million reduction in revenue from Q2’19 to Q2’20. Income attributable to owners of Turquoise Hill in Q2’20 was $84.8 million or $0.04 per share, compared with a loss of $446.5 million or $0.22 per share in Q2’19.

•

Cash generated from operating activities before interest and taxes in Q2’20 was $34.7 million, a decrease from $262.6 million generated in Q2’19, primarily reflecting the impact of reduced revenue and unfavourable movements in working capital. Trade receivables increased significantly in Q2’20 due primarily to the impact of rising copper prices on the revaluation of trade receivables at June 30, 2020. Conversely, the impact of falling copper prices at the end of Q2’19 led to a decrease in the amount of trade receivables. Trade payables decreased in Q2’20 whereas trade payables increased in Q2’19 primarily as a result of the impact of lower capital expenditure spend in Q2’20 ($254.3 million) compared to Q2’19 ($335.0 million).

•	In Q2’20, cost of sales was $2.08 per pound of copper sold, C1 cash costs[1] were $1.61 per pound of copper produced, and all-in sustaining costs[1] were $2.18 per pound of copper produced.

•

Total operating cash costs[1] of $180.8 million in Q2’20 decreased 12.5% from $206.7 million in Q2’19. This was principally due to lower mining costs as a result of lower fuel and maintenance costs. Additionally, royalty costs were lower as a result of lower sales revenue.

1 Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

June 30, 2020	Page| 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Work on the Oyu Tolgoi underground continued, achieving strong productivity in underground advancement during Q2’20 achieving 1,830[2] equivalent metres (eqm) in June and a monthly average of 1,831[2] eqm for the quarter.

•	During Q2’20, underground development spend was $242.4 million, resulting in total project spend since January 1, 2016 of approximately $4.0 billion.

•

Routine Shaft 2 rope shortening was successfully completed in May with remote presence technology from the vendor being used to assist onsite teams to safely perform the task. Payload and speeds have returned to planned levels and people and materials movement via the service hoist continue to operate normally.

•

Shafts 3 and 4 continued on care and maintenance during Q2’20, and this is expected to continue until expert service providers can return to site to complete technical commissioning of specialised equipment and commence sinking activities. Work also slowed on some essential underground material handling infrastructure, in particular the construction of primary crusher one, which has now returned to 24 hour shifts following a period of day shift only. Personnel numbers on site have been limited in order to manage the risks around COVID-19.

•

On May 13, 2020, Turquoise Hill announced a new block cave mine design for Panel 0 which anticipates a base case development capital cost of $6.8 billion, with a range of $6.6 billion to $7.1 billion, and a target to first sustainable production of February 2023, with a target range between October 2022 and June 2023, inclusive of an allowance for schedule contingency.

•	Subsequently on July 2, 2020, Turquoise Hill announced completion of the 2020 Oyu Tolgoi Feasibility Study incorporating the revised mine design and updated Mineral Reserves and Mineral Resources.

•

As at June 30, 2020, Turquoise Hill has $1.5 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into early 2022.

•

The Company recognises the unprecedented situation surrounding the ongoing COVID-19 pandemic. Turquoise Hill has established a business resiliency team and is closely monitoring the effect of the COVID-19 pandemic on its business, operations and our people and will continue to update the market on the impacts to the Company’s business and operations in relation to these extraordinary circumstances. See the “RISKS AND UNCERTAINTIES” section of this MD&A.

OPERATIONAL OUTLOOK FOR 2020

Oyu Tolgoi is expected to produce 140,000 to 170,000 tonnes of copper and 155,000 to 180,000 ounces of gold in concentrates in 2020 from both the open pit and the commencement of processing of underground development material. Although the mid-point of the 2020 copper production range guidance is higher than 2019 production, lower gold production is expected for 2020 compared to 2019. This is due to the need to mine through lower gold grade material on the periphery of the South West pit as Phase 4B sinks towards the highest gold and copper grades lower in the pit. Initiatives implemented by Oyu Tolgoi have been successful in bringing forward into 2020 higher gold bearing ore that was previously scheduled to be mined in 2021. This has led to the increase in the 2020 gold production guidance range, previously 120,000 to 150,000 ounces. This initiative is not expected to impact 2021 gold production where a significant increase is still anticipated. Mill throughput for 2020 is expected to be approximately 40 million tonnes.

[2]	Total equivalent metres exclude conveyor to surface progress.

June 30, 2020	Page| 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Operating cash costs3 for 2020 are expected to be $780 million to $830 million. The decrease from the previous range of $800 million to $850 million was as a result of cost reduction initiatives at Oyu Tolgoi.

Capital expenditure for 2020 on a cash-basis is expected to be approximately $70 million to $90 million for open-pit operations and $1.0 billion to $1.1 billion for the underground development. The open-pit operations guidance range was reduced from the initial range of $80 million to $100 million due to lower capitalised deferred stripping costs and lower estimated spend as a result of COVID-19.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground development capital includes both expansion capital and VAT.

C1 cash costs3 are expected to be in the range of $1.60 to $2.00 per pound of copper produced, down from the initial 2020 guidance of $1.80 to $2.20, largely reflecting the impact of the increase in the gold production guidance for 2020. Unit cost guidance assumes the midpoint of expected 2020 copper and gold production ranges and commodity price assumptions of $2.43 per pound copper and $1,659 per ounce gold.

2021 OUTLOOK

Production in 2021 is expected to remain in a range of 170,000 to 200,000 tonnes of copper, and 450,000 to 500,000 ounces of gold, as we transition to the higher grade ore in the lower benches of the southwest pit and continue to increase the amount of underground development material processed.

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2020 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At the end of Q2’20, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 12,200, of which 94% were Mongolians.

3 Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

June 30, 2020	Page| 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED FINANCIAL METRICS (1)

	Three months ended			Six months ended
($ in millions, unless otherwise noted)	2Q 2020	2Q 2019	Change %	6 months 2020	6 months 2019	Change %

Revenue	278.0	382.7	(27.4%)	408.6	735.4	(44.4%)

Income (loss) for the period	72.3	(736.7)	–	91.3	(631.5)	–

Income (loss) attributable to owners of Turquoise Hill	84.8	(446.5)	–	140.3	(335.3)	–

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	0.04	(0.22)	–	0.07	(0.17)	–

Revenue by metals in concentrates

Copper	221.7	232.4	(4.6%)	318.5	456.3	(30.2%)

Gold	52.6	146.8	(64.2%)	84.2	272.5	(69.1%)

Silver	3.7	3.5	5.7%	5.9	6.6	(10.6%)

Cost of sales	182.0	224.7	(19.0%)	327.9	393.8	(16.7%)

Production and delivery costs	137.1	170.1	(19.4%)	241.8	296.1	(18.3%)

Depreciation and depletion	51.1	54.6	(6.4%)	86.1	99.2	(13.2%)

Capital expenditure on cash basis	254.3	335.0	(24.1%)	555.4	660.3	(15.9%)

Underground	242.4	292.0	(17.0%)	533.9	588.4	(9.3%)

Open pit (2)	11.9	43.0	(72.3%)	21.5	71.9	(70.1%)

Royalties	14.2	20.7	(31.4%)	24.5	40.4	(39.4%)

Operating cash costs (3)	180.8	206.7	(12.5%)	368.9	404.8	(8.9%)

Unit costs ($)

Cost of sales (per pound of copper sold)	2.08	2.19	(5.0%)	2.27	2.10	8.1%

C1 (per pound of copper produced) (3)	1.61	0.79	103.8%	1.84	0.78	135.9%

All-in sustaining (per pound of copper produced) (3)	2.18	1.54	41.6%	2.29	1.48	54.7%

Mining costs (per tonne of material mined) (3)	1.69	2.05	(17.4%)	1.71	2.07	(17.2%)

Milling costs (per tonne of ore treated) (3)	6.77	6.17	9.7%	6.14	7.06	(13.0%)

G&A costs (per tonne of ore treated)	3.25	3.34	(2.7%)	3.09	3.35	(7.8%)

Cash generated from (used in) operating activities	(81.8)	141.5	(157.8%)	(106.3)	135.8	(178.3%)

Cash generated from operating activities before interest and tax	34.7	262.6	(86.8%)	36.2	312.4	(88.4%)

Interest paid	118.7	139.8	(15.1%)	145.5	218.3	(33.3%)

Total assets	12,895	12,705	1.5%	12,895	12,705	1.5%

Total non-current financial liabilities	4,374	4,399	(0.6%)	4,374	4,399	(0.6%)

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to NON-GAAP MEASURES – on page 25 of this MD&A for further information.

Q2’20 vs Q2’19

•

Revenue of $278.0 million in Q2’20 decreased 27.4% from $382.7 million in Q2’19, primarily due to both a 56.7% decrease in gold production and a 6.9% decrease in copper production. Further, the average price of copper fell by 12.3% from Q2’19 to Q2’20 primarily due to the impact of COVID-19 on global copper demand. This was partly offset by the 30.6% increase in average gold price from Q2’19 to Q2’20.

•

Income for the period was $72.3 million compared with a loss of $736.7 million in Q2’19. This difference was primarily due to a $0.6 billion impairment charge that was recorded in Q2’19 following the announcement on July 15, 2019, wherein the Company confirmed projected increases in underground development capital as well as a range of possible further delays to sustainable first production. In addition, there was an increase of $300.2 million in the amount of deferred tax recognized in Q2’20 compared to Q2’19. Deferred tax of $252.8 million was de-recognized in Q2’19 again reflecting the impact of the July 15, 2019 announcement. These increases in income in Q2’20 compared to Q2’19 were partly offset by the $104.7 million reduction in revenue from Q2’19 to Q2’20. Income attributable to owners of Turquoise Hill in Q2’20 was $84.8 million or $0.04 per share, compared with loss of $446.5 million or $0.22 per share in Q2’19.

June 30, 2020	Page| 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Cost of sales in Q2’20 of $182.0 million decreased 19.0% from $224.7 million in Q2’19 reflecting 13.8% lower volumes of concentrates sold together with the impact of decreased unit cost of sales per pound of copper sold.

•	Q2’20 unit cost of sales of $2.08 per pound of copper sold decreased 5.0% from $2.19 in Q2’19 reflecting the 2.2% increase in copper head grades and the benefit of lower mining costs.

•

Capital expenditure on a cash basis in Q2’20 of $254.3 million compared to $335.0 million in Q2’19, comprised of $242.4 million attributed to the underground project and $11.9 million to open-pit activities.

•

Total operating cash costs[4] of $180.8 million in Q2’20 decreased 12.5% from $206.7 million in Q2’19. This was principally due to lower mining costs as a result of lower fuel and maintenance costs. Additionally, royalty costs were lower as a result of lower sales revenue.

•

Oyu Tolgoi’s Q2’20 C1 cash costs[4] of $1.61 per pound of copper produced increased from $0.79 in Q2’19, primarily reflecting the impact of the 64.2% lower gold sales revenue credits in Q2’20 compared to Q2’19.

•

All-in sustaining costs[4] of $2.18 in Q2’20 increased 41.6% from $1.54 in Q2’19. Similar to the C1 cash costs, the increase was primarily due to a reduction in gold revenue credits, partly offset by the impact of lower open pit sustaining capital expenditure and lower royalty costs resulting from the lower sales revenue in Q2’20 compared to Q2’19.

•

Mining costs[4] of $1.69 per tonne of material mined in Q2’20 decreased 17.4% from $2.05 in Q2’19. The decrease was mainly due to lower fuel cost arising from a decreased global market price for fuel and lower mine maintenance service costs due to project deferrals.

•

Milling costs[4] of $6.77 per tonne of ore treated in Q2’20 increased 9.7% from $6.17 of ore treated in Q2’19, mainly due to higher maintenance service and consumables costs due to the planned major plant shutdowns that took place in Q2’20 compared to in the second quarter of 2019.

•	G&A costs per tonne of ore treated of $3.25 in Q2’20 decreased 2.7% from $3.34 per tonne of ore treated in Q2’19, mainly due to ongoing cost saving initiatives in response to the COVID-19 pandemic.

•

Cash generated from operating activities before interest and taxes in Q2’20 was $34.7 million, a decrease from $262.6 million generated in Q2’19, primarily reflecting the impact of reduced revenue and unfavourable movements in working capital. Trade receivables increased significantly in Q2’20 due primarily to the impact of rising copper prices on the revaluation of trade receivables at June 30, 2020. Conversely, the impact of falling copper prices at the end of Q2’19 led to a decrease in the amount of trade receivables. Trade payables decreased in Q2’20 whereas trade payables increased in Q2’19 primarily as a result of the impact of lower capital expenditure spend in Q2’20 ($254.3 million) compared to Q2’19 ($335.0 million).

OYU TOLGOI

Safety performance and COVID-19 Response

The Oyu Tolgoi mine recorded another strong AIFR of 0.22 per 200,000 hours worked for the six months ended June 30, 2020, including a surface operations AIFR of 0.00 for the month of May. In addition to the continued commitment to reducing health and safety risk and injury at the Oyu Tolgoi mine site, preventing the spread of COVID-19 is a key priority for all Oyu Tolgoi and Turquoise Hill employees. While the open pit at Oyu Tolgoi has continued to operate uninterrupted despite COVID-19, the unprecedented impact of this pandemic has seen restrictions imposed by the Government of Mongolia on travel and movement of goods and people both across and within its borders, and has made it difficult for teams from Oyu Tolgoi, Rio Tinto and our construction

4 Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

June 30, 2020	Page| 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

partners to access the site. While some aspects of underground construction, such as Shafts 3 and 4 and the materials handling system have been impacted, in Q2’20 underground development continued as per expectations. The COVID-19 related impacts to production and ramp-up from the affected infrastructure are currently unknown with a program of work underway to assess the implications. Restrictions imposed on total personnel numbers at site may require redeployment of lateral development crews onto other critical path activities in Q3’20 in order to minimise any potential COVID-19 impacts.

Key operational metrics for Q2’20 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q 2020	2Q 2019	Change	1H 2020	1H 2019	Change

Open pit material mined (‘000 tonnes)	23,218	24,408	(4.9%)	50,052	48,351	3.5%

Ore treated (‘000 tonnes)	9,645	10,394	(7.2%)	20,534	19,649	4.5%

Average mill head grades:

Copper (%)	0.47	0.46	2.2%	0.45	0.51	(12.7%)

Gold (g/t)	0.19	0.31	(38.7%)	0.17	0.44	(61.4%)

Silver (g/t)	1.22	1.20	1.7%	1.18	1.23	(4.1%)

Concentrates produced (‘000 tonnes)	169.9	180.6	(5.9%)	334.4	390.7	(14.4%)

Average concentrate grade (% Cu)	21.5	21.7	(0.9%)	21.4	21.8	(1.8%)

Production of metals in concentrates:

Copper (‘000 tonnes)	36.5	39.2	(6.9%)	71.7	85.0	(15.6%)

Gold (‘000 ounces)	31	72	(56.7%)	57	192	(70.2%)

Silver (‘000 ounces)	212	238	(10.9%)	426	486	(12.3%)

Concentrate sold (‘000 tonnes)	194.3	225.3	(13.8%)	320.2	410.3	(22.0%)

Sales of metals in concentrates:

Copper (‘000 tonnes)	39.7	46.6	(14.8%)	65.5	85.1	(23.0%)

Gold (‘000 ounces)	31	116	(73.4%)	51	213	(76.3%)

Silver (‘000 ounces)	220	245	(10.2%)	366	445	(17.8%)

Metal recovery (%)

Copper	79.1	80.2	(1.4%)	76.7	82.2	(6.7%)

Gold	52.0	63.6	(18.2%)	49.3	68.2	(27.7%)

Silver	55.8	59.2	(5.7%)	53.6	61.2	(12.4%)

Copper production in Q2’20 decreased 7% compared to Q2’19 due to lower throughput caused by higher scheduled maintenance hours as well as processing of harder ore.

Gold Production in Q2’20 decreased 57% over Q2’19 due to planned processing of lower headgrade ore primarily driven by the transition from Phase 4A to lower grade sources of Phase 4B and stockpiles as well as lower milled tonnes.

Mill throughput in Q2’20 was 7% lower compared to Q2’19 due to higher scheduled maintenance hours as well as the processing of harder ore from the southwest pit.

Underground development

On May 13, 2020, Turquoise Hill announced a new block cave mine design for Panel 0 which anticipated a base case development capital cost of $6.8 billion, with a range of $6.6 billion to $7.1 billion, and a target to first sustainable production of February 2023, with a target range between October 2022 and June 2023, inclusive of an allowance for schedule contingency.

June 30, 2020	Page| 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Subsequently on July 2, 2020, Turquoise Hill announced completion of the 2020 Oyu Tolgoi Feasibility Study incorporating the revised mine design and updated Mineral Reserves and Mineral Resources.

The Hugo North mine design for Panel 0 will now undergo further detailed design, engineering and optimisation to support the Definitive Estimate due in the second half of 2020, again subject to any delays due to the impacts of the COVID-19 pandemic.

Routine Shaft 2 rope shortening was successfully completed in May with remote presence technology from the vendor used to assist onsite teams to safely perform the task. Payload and speeds have returned to planned levels and people and materials movement via the service hoist continue to operate normally.

Shafts 3 and 4 continued on care and maintenance during Q2’20, and this is expected to continue until expert service providers can return to site to complete technical commissioning of specialised equipment and commence sinking activities. Work also slowed on some essential underground material handling infrastructure, in particular the construction of primary crusher one, which has now returned to 24 hour shifts following a period of day shift only with concrete mass pour number 14 completed in June. Personnel numbers on site have been limited in order to manage the risks around COVID-19.

Underground development continued with a focus on productivity gains in the most critical development areas, progressing 5.5 total equivalent kilometres and completing 10.6 thousand cubic metres of mass excavation during Q2’20. Since the restart of underground development, 43.9 total equivalent kilometres and 169.1 thousand cubic metres of mass excavation have been completed. The following table provides a breakdown of the various components of completed development since project restart:

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
2020	11.0	10.4	13.9
Total	43.9	37.1	169.1

  Notes:

  Totals may not match due to rounding.

* Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

June 30, 2020	Page| 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
2020	2.0	1.6	10.1
Total	11.0	9.9	26.6

  Note: Totals may not match due to rounding.

Oyu Tolgoi spent $242.4 million on underground development during Q2’20. Total underground project spend from January 1, 2016 to June 30, 2020 was approximately $4.0 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalised management services payment and excludes capitalised interest. In addition, Oyu Tolgoi had further contractual obligations5 of $0.6 billion as at June 30, 2020. Since the restart of project development, Oyu Tolgoi has made underground commitments exceeding $3.3 billion to Mongolian vendors and contractors.

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at June 30, 2020, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $6.9 billion, including accrued interest of $1.5 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at June 30, 2020, the cumulative amount of such funding was $1.3 billion, representing 34% of invested common share equity, with unrecognised interest on the amounts funded of $0.7 billion.

5 Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

June 30, 2020	Page| 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

As at June 30, 2020, Turquoise Hill has $1.5 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into early 2022. This expectation has improved due mainly to lower estimated LIBOR rates on project finance interest payments, continued focus on operating cost savings and other optimisation efforts as well as updated assumptions regarding the impacts of COVID-19. As announced by the Company on July 2, 2020, Turquoise Hill has decided to defer further discussions with Rio Tinto regarding possible interim funding arrangements in light of its improved liquidity outlook. If it becomes prudent to do so, the Company may re-engage with Rio Tinto and / or third parties regarding possible interim funding.

Going forward, Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	changes in commodity prices and other market-based assumptions;
•	open pit operating performance as well as the successful implementation (or otherwise) of related optimisation efforts;
•

further and / or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the uncertain duration and severity of the COVID-19 pandemic and the economic, commercial and financial consequences thereof;

•	the manner in which the amended PSFA is ultimately implemented; and
•	developments in the ongoing dispute with the Mongolian Tax Authority, relating to which formal international arbitration proceedings were initiated.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.

In addition to its available liquidity, Turquoise Hill has recently updated its long-term cash flow projections, which incorporate the following:

•	the updated Panel 0 mine design announced on May 13, 2020;
•

the amendment to the PSFA (the PSFA Amendment) announced on June 28, 2020, under which Oyu Tolgoi LLC agreed to prioritise a SOPP to be developed and financed by the Government of Mongolia (previous projections assumed an Oyu Tolgoi-led, coal-fired power plant at Tavan Tolgoi (TTPP) with an estimated total project cost of up to $924 million);

•	2020 Oyu Tolgoi Feasibility Study announced on July 2, 2020;
•	further updates to expected near-term impacts of COVID-19;
•	the Company’s current commodity price assumptions, which are broadly in line with market consensus estimates; and
•	expected open pit operating performance and the implementation of current optimisation efforts.

Based on these updated cash flow projections, Turquoise Hill’s incremental funding requirement (i.e., over and above its available liquidity) is currently expected to be at least $3.0 billion, which compares favourably to the at least $4 billion estimate provided in the Company’s Q1’20 earnings release. The improvement in the updated projections is mainly from assuming a Mongolian-government funded SOPP instead of an Oyu Tolgoi-led TTPP, as contemplated by the recently signed PSFA Amendment. Additionally, Turquoise Hill currently estimates the base case for its incremental funding requirement to be $3.6 billion. The base case estimate, like the minimum estimate, incorporates principal repayments of $1.9 billion and interest and similar charges of $1.1 billion and does not assume any re-profiling of existing principal repayments or additional external financing. Compared to the base case estimate, the minimum estimate uses upside pricing and assumes the lower end of the development capital range noted below. Additionally, the incremental funding requirement will continue to be influenced by various factors, many of which are outside the Company’s control, including:

•

the amount of development capital required to bring the Hugo North underground mine into production (the Panel 0 mine design anticipates a base case development capital cost of $6.8 billion, with a range of $6.6 billion to $7.1 billion; accordingly, assuming the upper or lower end of this range would have either a favourable or unfavourable impact on the base case incremental funding requirement);

June 30, 2020	Page| 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

the timing of sustainable first production and ramp-up profile and their impact on cash flows (the Panel 0 mine design anticipates a base case target of February 2023 for first sustainable production, with a target range between October 2022 and June 2023, inclusive of an allowance for schedule contingency; accordingly, assuming the upper or lower end of this range would have either a favourable or unfavourable impact on the base case incremental funding requirement);

•

the manner in which the amended PSFA is ultimately implemented (both the base case and the minimum estimates assume that the construction of SOPP will be financed by the Government of Mongolia, as contemplated by the PSFA Amendment; if one of the alternatives to SOPP available under the PSFA amendment, such as an Oyu Tolgoi-based, coal-fired power plant, is ultimately implemented, this could significantly increase both the base case and the minimum incremental funding requirements);

•	changes to the amount of cash flow expected to be generated from open-pit operations, net of sustaining capital requirements;
•

further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the uncertain duration and severity of the COVID-19 pandemic and the economic, commercial and financial consequences thereof;

•

changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement); and

•	outcomes of the Definitive Estimate and potential optimisations to Panels 1 and 2.

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater than the $3.6 billion base case estimate and such variance may be significant.

Under the terms of its existing project finance facility, Oyu Tolgoi LLC is permitted to arrange up to $ 1.6 billion of supplemental senior debt, subject to meeting certain requirements relating to the tenor, and amount and timing of debt service obligations of such supplemental senior debt and other customary conditions. Under the 2015 Financing Support Agreement, the incurrence of additional senior debt including this $1.6 billion by Oyu Tolgoi LLC is subject to Rio Tinto’s consent. Moreover, the Debt Service Undertaking and Completion Support Undertaking provided by Turquoise Hill and Rio Tinto, respectively, in connection with Oyu Tolgoi LLC’s existing project finance facility would not extend to any additional senior debt without the consent of such parties.

Turquoise Hill intends to further progress its engagement with several key stakeholders, including Rio Tinto, to address the longer-term funding requirements of Oyu Tolgoi LLC. Turquoise Hill has (together with its financial and other advisors) already considered, evaluated and prioritised a range of financing options, including a possible re-profiling of Oyu Tolgoi LLC’s existing debt as well as the possibility of raising additional financing by Oyu Tolgoi LLC. Each of these options, if implemented, would have the effect of reducing the Company’s incremental funding requirement. However, successful implementation of such options is subject to achieving alignment and / or agreement with the relevant stakeholders (including Rio Tinto, existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC. The remaining 34% interest in Oyu Tolgoi LLC is held by Erdenes. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when Oyu Tolgoi LLC received the final requirement for the re-start of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and Oyu Tolgoi LLC. Approval followed the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

June 30, 2020	Page| 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by a 2009 Investment Agreement (Investment Agreement). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Oyu Tolgoi mine power supply

Oyu Tolgoi LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid JSC (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the Chinese power generation company.

Oyu Tolgoi LLC is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The PSFA entered into between Oyu Tolgoi LLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi LLC’s proposal to develop TTPP and announced its intention to fund and construct a SOPP at Tavan Tolgoi.

On June 26, 2020, Oyu Tolgoi LLC and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The milestones include: signing a Power Purchase Agreement for the supply of power to the Oyu Tolgoi mine by March 31, 2021, commencing construction of SOPP by no later than July 1, 2021, commissioning SOPP within four years thereafter, and reaching agreement with IMPIC on an extension to the existing power import arrangements by March 1, 2021 in order to ensure there is no disruption to the power supply required to safeguard the Oyu Tolgoi mine’s ongoing operations and development.

The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi LLC will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), including an Oyu Tolgoi LLC-led coal-fired power plant and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that Oyu Tolgoi LLC will be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan entered into with the Government of Mongolia in

June 30, 2020	Page| 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve the dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

The Company remains of the opinion that Oyu Tolgoi LLC has now paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group was initially expected to report to the Parliament before the end of spring session in late June 2018.

On December 13, 2018, Oyu Tolgoi LLC received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group had been finalised and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament). On May 3, 2019, a summary of the Working Group report was received by Oyu Tolgoi LLC. On May 6, 2019, Oyu Tolgoi LLC provided the Economic Standing Committee of the Parliament a written response to the summary of the Working Group report.

As an outcome of the hearing, a new working group of nine Members of Parliament was established to take the Working Group Report and draft resolutions directing the Cabinet on recommendations related to Oyu Tolgoi LLC.

Upon completion of the Working Group review and its report, a resolution was submitted to the Economic Standing Committee, and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. Resolution 92 was published on December 6, 2019 and includes resolutions to take comprehensive measures to improve the implementation of the Investment Agreement and the ARSHA, to improve the Underground Plan and to explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34 per cent for a special royalty. Representatives from Turquoise Hill and Rio Tinto are preparing to re-engage discussions with the newly appointed Cabinet members of the Government of Mongolia to work together and resolve the issues raised in the Resolution.

Anti-Corruption Authority information requests

On March 13, 2018, we announced that Oyu Tolgoi LLC received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi LLC. The ACA has also conducted interviews with representatives of Oyu Tolgoi LLC in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi LLC has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi LLC is complying with the ACA’s requests in accordance with relevant laws.

To date, neither Turquoise Hill nor Oyu Tolgoi LLC has received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

In July 2020, Oyu Tolgoi LLC advised the Company that the ACA investigation has been concluded and the first instance criminal court has sentenced certain former Government officials.

June 30, 2020	Page| 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Investment Agreement framework was authorised by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

CORPORATE ACTIVITIES

US trading price non-compliance and share consolidation

On July 31, 2019, the Company received an automatic notice from the New York Stock Exchange (NYSE) advising that the average closing price of the common shares had fallen below US$1.00 for 30 consecutive trading days and that, as a result, the common shares no longer met the minimum US$1.00 average closing price requirement. Under the NYSE rules, a company that fails to meet this continued listing requirement must bring its share price and average closing price above US$1.00 by the end of the six-month period following receipt of the NYSE’s notification. However, where a company has notified the NYSE that it intends to cure its minimum price deficiency by a corporate transaction requiring approval of its shareholders, it must obtain shareholder approval by no later than its next annual meeting and implement the transaction promptly thereafter, in which case the minimum price deficiency will be deemed to be cured if the share price promptly exceeds US$1.00 and the price remains above that level for at least the following 30 consecutive trading days.

On August 28, 2019, the Company received an automatic notice from the Nasdaq Stock Market (NASDAQ) advising that the minimum bid price of the common shares had fallen below US$1.00 for 30 consecutive trading days and that, as a result, the common shares no longer met the minimum US$1.00 bid price requirement. Under the Listing Rules of the NASDAQ, the Company had 180 calendar days to regain compliance.

On November 12, 2019, the Company announced that it expected to seek approval from shareholders at the Company’s next meeting of shareholders for a consolidation (reverse stock split) of its outstanding common shares. The announcement stated that the expected consolidation was intended to cure the share price non-compliance under the continued listing rules of both the NYSE and the NASDAQ. On March 5, 2020, the Company’s common shares were delisted from the NASDAQ.

On July 24, 2020 at the Company’s annual general and special meeting of shareholders, the Company’s shareholders approved a special resolution granting the board of directors the authority, in its sole discretion, to implement a consolidation (or reverse stock split) of the Company’s issued and outstanding common shares into a lesser number of common shares and to select the exact share consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation share for every five pre-consolidation shares and no larger than one post-consolidation share for every thirty pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of common shares. The approval of the special resolution by shareholders granted the board of directors authority and discretion to implement the share consolidation at any time prior to July 24, 2021.

2020 Oyu Tolgoi Technical Report

The Company will be relying upon the temporary relief in Décision N°2020-PDG-00037 granted by the Autorité des marchés financiers in relation to the filing and delivery of the 2020 Oyu Tolgoi Technical Report (“2020 OTTR”). The Company will file the 2020 Oyu Tolgoi Technical Report (“2020 OTTR”) within 90 days of the news release issued on July 2, 2020 announcing the update to its Mineral Resources and Mineral Reserves. The Company confirms that its management and other Company insiders are subject to an insider trading black-out policy that reflects the principles in section 9 of National Policy 11-207 Failure to File Cease Trade Orders and Revocations in Multiple Jurisdictions.

June 30, 2020	Page| 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INCOME AND OTHER TAXES

The Company recorded an income statement credit of $35.8 million for income and other taxes during Q2’20, compared with a charge of $262.8 million in Q2’19. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement credits within income and other taxes in Q2’20 of $47.4 million. Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses is assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognised in previous periods.

During Q2’20, the Company recognised additional Mongolian deferred tax assets of $48.0 million, of which $27.8 million was the result of additional operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi in the period.

A negative tax rate of approximately 100% during Q2’20 arose as the Company reported income from continuing operations before tax of $36.5 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $35.8 million.

In Q2’19, there was a reduction to the amount of deferred tax assets recognised of $252.8 million. The adjustment to deferred tax assets in Q2’19 was due to updated operating assumptions in mine planning during the period resulting primarily from revised timing of sustainable first production as well as the revised estimates of underground development capital. A negative effective tax rate of approximately 50% during Q2’19 arose as the Company reported a loss from continuing operations before tax of $473.8 million, while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $262.8 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or previously unrecognised deferred tax assets being recorded in the current period.

Additional income statement information, including income and other taxes relating to Oyu Tolgoi LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the interim consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. Net cash used in operating activities was of $81.8 million in Q2’20 compared to net cash flow generated of $141.5 million in Q2’19. Cash generated from operating activities before interest and tax was $34.7 million in Q2’20 compared to $262.6 million in Q2’19 primarily reflecting the impact of lower sales revenue and unfavourable movements in working capital.Trade receivables increased significantly in Q2’20 due primarily to the impact of rising copper prices on the revaluation of trade receivables at June 30, 2020. Conversely, the impact of falling copper prices at the end of Q2’19 led to a decrease in the amount of trade receivables. Trade payables decreased in Q2’20 whereas trade payables increased in Q2’19 primarily as a result of the impact of lower capital expenditure spend in Q2’20 ($254.3 million) compared to Q2’19 ($335.0 million).

June 30, 2020	Page| 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Interest paid in Q2’20 was $118.7 million compared to $139.8 million in Q2’19 reflecting lower payment of interest on the project finance facility resulting from a decrease in LIBOR rates. Interest received in Q2’20 was $5.4 million compared to $22.4 million in Q2’19 due to the reduction in the amount of interest earned on the Company’s deposit with Rio Tinto under the Cash Management Services Agreement (CMSA) as the deposit was fully drawn down during Q2’20. Income and other taxes paid in Q2’20 amounted to $3.2 million compared to $3.6 million in Q2’19.

Investing activities. Cash used in investing activities was $49.9 million in Q2’20 compared to $80.0 million in Q2’19. Cash used in investing activities in Q2’20 reflects capital expenditure of $254.3 million offset with $204.3 million withdrawn from the Company’s CMSA deposit. Under the CMSA, entered into on December 15, 2015 as part of Project Finance, amounts totaling $4.2 billion were placed in 2016 with a subsidiary of Rio Tinto. The resulting receivable, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, are returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. As at June 30, 2020, the full amount of $4.2 billion has now been withdrawn and provided to Oyu Tolgoi LLC.6

Financing activities. Cash used in financing activities in Q2’20 was $3.5 million compared to a zero net balance in Q2’19. Amounts in Q2’20 represent principal repayments made on the project finance facility and payments made in relation to lease liabilities. In Q2’19, additional net proceeds from the project finance facility were offset by payments made in relation to lease liabilities.

Liquidity

As at June 30, 2020, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.5 billion (March 31, 2020: $1.6 billion) and consolidated working capital7 of negative $188.4 million (March 31, 2020: negative $228.4 million). The unfavourable movement in working capital during Q2’20 was primarily due to an increase in trade receivables and decrease in payables partly offset by a decrease in inventories. Trade receivables increased significantly in Q2’20 due primarily to the impact of rising copper prices on the revaluation of trade receivables at June 30, 2020. Trade payables decreased in Q2’20 primarily as a result of the impact of lower capital expenditure spend in Q2’20 ($254.3 million) compared to Q1’20 ($301.1 million). The decrease in inventories during Q2’20 was mainly due to a reduction in finished goods inventory driven by improved customer collections and some spot sales in the period. Consolidated working capital is expected to remain negative or below previously reported levels while expenditure on underground development continues and associated payables are recorded.

A $4.2 billion related-party receivable with a Rio Tinto subsidiary was recorded in 2016, representing net proceeds (after settlement of withholding taxes and transaction costs) from project finance tranches drawn down before June 30, 2016 and placed with Rio Tinto in accordance with the CMSA. Turquoise Hill draws upon this related-party receivable as required in order to fund development and financing of the underground mine. As of June 30, 2020, the full amount of $4.2 billion had been re-drawn from this related-party receivable.6

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. In addition, the possible impact of COVID-19 has been incorporated into these short-term cash flow forecasts. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.

Turquoise Hill believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, to meet the requirements of the Company, including its operations and underground development. Taking into consideration the estimated impacts of increases to underground development capital, as well as delays to first sustainable production, Turquoise Hill expects to need significant incremental financing to sustain its operations and underground development funding beyond early 2022 (see “Funding of Oyu Tolgoi LLC by Turquoise Hill”).

6 Please refer to Section – Our Business – on page 5 and to RELATED-PARTY TRANSACTIONS on page 22 of this MD&A.

7 Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

June 30, 2020	Page| 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Capital resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, Oyu Tolgoi LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down as at June 30, 2020. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of June 30, 2020, the full original net proceeds of $4.2 billion had been advanced to Oyu Tolgoi LLC. The project finance lenders have agreed to a debt cap of $6.0 billion thus allowing the potential for an additional $1.6 billion of supplemental debt to be raised in the future. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which may include the construction of one of the alternative power solutions specified in the PSFA (to the extent the agreed milestones to prioritise and progress SOPP in the PSFA Amendment are not met in a timely manner), for up to an amount equal to the estimated total cost of such a facility, including financing and related costs and fees, subject to the fulfilment of certain conditions. We are working with Oyu Tolgoi LLC and Rio Tinto to assess the impact of the announced delays to sustainable first production on the project financing agreements and the Company’s obligations thereunder.

The Company’s accumulated deficit as at June 30, 2020 was $3.7 billion, compared to $3.8 billion at December 31, 2019.

SHARE CAPITAL

As at July 28 2020, the Company had a total of 2,012,314,469 common shares outstanding.

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and gold markets

Copper rebounded sharply through Q2’20, with prices climbing from $4,772/t in early April to $6,038/t on June 30, a 27% gain over the quarter, but still -5% down compared to Q1’20. A strong bounce back in Chinese demand for copper underpinned the price rise, and by the end of the quarter, concerns over a shortage of supply from South American producers added to the supportive market sentiment. At the macro level, improvements in global manufacturing activity, the recovery in equity markets and a softening US dollar also boosted financial investors’ interest in copper. This price upturn comes despite a rapid increase in COVID cases in the US, and new outbreaks and renewed local lockdowns in China, Australia and Europe, which provide clear evidence that risks have not yet fully dissipated.

The concentrate market showed clear signs of tightening over Q2’20. Spot treatment charges as reported by Metal Bulletin declined steadily from $65.7/t in April to $46.8/t at the end of June. Market participants grew concerned about COVID-related supply disruptions in South America, considering that collectively, Chile and Peru provide about 60% of Chinese seaborne imports. Peru’s government imposed a strict lockdown from mid-March and caused a dip in exports in May. Chilean producers only raised measures later in June, and while so far production and exports have been largely unaffected, concerns about near-term availability have continued to depress spot prices.

Gold prices averaged $1,710/oz over Q2’20 (8% increase from Q1’20), and continued to trend higher, breaching the $1,800/oz level subsequent to quarter end. Central Banks’ accommodative monetary policies have been crucial in boosting gold’s relative appeal versus bonds. Investors’ appetite for gold is well reflected in the net inflows of gold-backed ETFs, which at the end of Q2’20 (in only six months) had topped the highest annual

June 30, 2020	Page| 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

inflows on any previous year on record, as well as the highest annual Central Bank purchases of 2018 and 2019.

Foreign exchange rates

Oyu Tolgoi LLC’s sales are determined and settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section CONTRACTUAL OBLIGATIONS and “Oyu Tolgoi Mine Power Supply”, as at June 30, 2020, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarises Turquoise Hill’s contractual obligations as at June 30, 2020.8

(Stated in $000’s of dollars)	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Project finance facility (1)	$43,489	$786,887	$1,369,348	$2,147,651	$4,347,375
Purchase obligations (2)	578,250	24,970	-	-	603,220
Power commitments	118,583	237,166	659	-	356,408
Lease liabilities	1,575	17,275	2,349	828	22,027
Decommissioning obligations	-	-	-	213,769	213,769
Total	$741,897	$1,066,298	$1,372,356	$2,362,248	$5,542,799

(1)	These amounts relate to principal repayments on the project finance facility.
(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2019.

8 Please refer to the section NON-GAAP MEASURES on page 25 of this MD&A for further information.

June 30, 2020	Page| 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2020, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year financial ending December 31, 2020. None of these standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. Other than the revised risk factor below describing the risks and uncertainties most likely to affect the Company as a result of the continuing COVID-19 pandemic, which replaces the risk factor titled “Public health crises, including the ongoing COVID-19 pandemic, could adversely affect the Company’s business” in the Company’s Management Discussion and Analysis dated March 31, 2020, the material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2019 and in its AIF dated March 18, 2020 in respect of such period.

Public health crises, including the ongoing COVID-19 pandemic, could adversely affect the Company’s business.

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises.

For example, as previously disclosed, in late December 2019, a disease arising from a novel coronavirus (COVID-19) was identified as originating in the Wuhan Province of China. Subsequently, it spread worldwide and on March 11, 2020, the World Health Organization declared it could be characterised as a pandemic.

The COVID-19 pandemic has significantly disrupted global health, economic and market conditions, which could trigger an indeterminate period of slowdown in the global economy and recessions. The full impact of the ongoing COVID-19 pandemic, including the impact of the sweeping preventative and mitigating measures that the Company, other businesses and governments, including the Government of Mongolia, are taking to combat the spread of the disease, continues to rapidly evolve, and it continues creating significant volatility and negative pressure on virtually all national economies as well as financial and commodity markets. At the present time, it is not possible to predict the duration, severity or scope of the pandemic, and it is extremely challenging for the Company to accurately predict the extent to which COVID-19 will impact its business, including its operations, the market for its securities and the ability of the Oyu Tolgoi team to advance the project, or the businesses of its vendors, suppliers, construction companies and other counterparties that the Company relies on. As such, it is possible that the COVID-19 pandemic will adversely affect, even materially, the ability of the Oyu Tolgoi team to advance the project as well as the Company’s financial condition, liquidity, and future results of operations and outlook (including 2020 outlook and 2021 outlook) due to, among other factors:

•

Action taken by governmental and non-governmental bodies, including the Government of Mongolia, to curtail activity in an effort to help slow the spread of COVID-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate, have caused and are likely to continue to cause significant business interruptions. While work on the underground project continues, the Company’s operations have been and will likely continue in the near and medium terms (and possibly longer) to be disrupted in varying degrees, including as a result of (i) access restrictions, which are preventing teams from Oyu Tolgoi, Rio Tinto and our construction partners, who are required to oversee development and provide

June 30, 2020	Page| 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

essential specialist technical services at Oyu Tolgoi, from accessing the site, and (ii) delays resulting from various measures implemented to slow the spread of COVID-19, including restrictions on the movement of goods within and across borders and curtailed operations in certain jurisdictions, including Mongolia and China, which may, in each case, cause schedule and cost delays, slowdown or temporary suspensions in operations, decreased sales and may expose the Company to penalties or sanctions for breach of contracts or customer agreements, business interruption claims, or even the cancellation or termination of contracts altogether.

•

The spread of COVID-19 may cause delays to the Company’s announced key project milestones of sustainable production, and increases in development capital costs. It may also cause schedule delays and cost increases and there may be impacts on the timing and scope of the Definitive Estimate review. A number of work fronts are directly impacted including Shafts 3 and 4 being put on care and maintenance and work on Primary crusher 1 being slowed due to the lack of availability of critical resources and restrictions on site workforce numbers. Due to restrictions imposed on total personnel numbers at site, the redeployment of lateral development crews onto other critical path activities in Q3’20 may be required in order to minimize COVID-19 impacts.

•

Effects of the COVID-19 pandemic, including ongoing restrictions in place to curtail its spread, may adversely impact the Company’s ability to secure on a timely basis a long-term domestic source of power for the mine as required under the 2009 Oyu Tolgoi Investment Agreement, including by delaying the construction of an eventual Government of Mongolia funded SOPP.

•

Suppliers have declared, and may continue to declare force majeure on their contracts with the Company. In addition, continued impacts of the COVID-19 pandemic may force the Company to declare force majeure on contracts, due to the inability to meet contractual obligations. As an example, Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure.

•

The ongoing pandemic has, and likely will continue to, adversely affect global economies and financial markets resulting in an economic downturn that has had, and likely will continue to have, an adverse effect on the demand for base metals and our future prospects, including significant fluctuations in copper prices and the concentrate market. Financial difficulties for smelters as a result of the COVID-19 pandemic and logistics disruptions in China have prevented, and may continue to prevent, smelters from taking feed and shipping acid out. Unstable market conditions have led market participants to flee to cash, causing significant fluctuations in gold prices.

•

The spread of COVID-19 may impact the health of the Company’s personnel, partners and contractors, including members of its management team and the availability of industry experts and personnel crucial to the continued operation and development of Oyu Tolgoi. The ongoing pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the availability of its workforce, as well as its productivity, and causing human impact that may, in turn, negatively affect its business.

•

Increased health risks associated with continued operations during the ongoing COVID-19 pandemic may result in the Company incurring increased medical costs for its personnel that continue to work during this time, and may result in increases in insurance premiums payable by the Company.

•

Unstable market conditions could cause continued significant volatility or decline in the trading price of the Company’s securities. The Company may have difficulty accessing debt and equity capital on attractive terms, or at all, given severe disruption or instability in the global financial markets and deteriorations in credit and financing conditions. Further, this could adversely impact the Company’s ability to secure the significant incremental funding it will require to sustain its underground development over and above its available liquidity.

Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly

June 30, 2020	Page| 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

uncertain and speculative. While the open pit at Oyu Tolgoi has continued to operate despite the ongoing COVID-19 pandemic, and the Company has made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of COVID-19 on the business and the effectiveness of these efforts and the extent to which the COVID-19 pandemic affects the Company’s business will depend on factors beyond its control, including the duration, severity and scope of the pandemic the likelihood, timing, duration and scope of any subsequent waves of COVID-19, and the measures taken or necessary to contain the spread of such outbreaks. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

In addition to the risks mentioned above, the COVID-19 pandemic, as well as any other public health crisis of a similar nature, may also have the effect of heightening other risks and uncertainties disclosed and described in the RISKS AND UNCERTAINTIES section in the 2019 Annual MD&A, such as, but not limited to, the Company’s ability to attract and retain key personnel, the Company’s ability to secure funding or to consistently produce positive operating cash flows, the Company’s ability to obtain timely access to funds it holds in cash, cash equivalents, loans and receivables, or the loss of such funds, the volatility of metal prices, and unexpected development problems or delays.

RELATED-PARTY TRANSACTIONS

As at June 30, 2020, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from March 31, 2020. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Three Months Ended June 30,		Six Months Ended June 30,

(Stated in $000’s of dollars)	2020	2019	2020	2019

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$2,222	$2	$2,280	$69

Management services payment (i)	(6,872)	(8,105)	(13,954)	(16,295)

Cost recoveries - Rio Tinto (ii)	(8,915)	(11,793)	(17,073)	(20,776)

Finance income:

Cash and cash equivalents (iii)	935	5,069	1,932	10,935

Receivable from Rio Tinto (iv)	527	18,722	4,391	40,994

Finance costs:
Completion support fee (v)	(27,177)	(27,170)	(54,358)	(54,340)

Total	$(39,280)	$(23,275)	$(76,782)	$(39,413)

June 30, 2020	Page| 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Statement of Cash Flows	Three Months Ended June 30,		Six Months Ended June 30,

(Stated in $000’s of dollars)	2020	2019	2020	2019

Cash generated from operating activities

Interest received (iii, iv)	$2,742	$17,002	$8,293	$35,495

Interest paid (v)	-	-	(25,972)	(78,395)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	204,284	255,000	511,284	530,000

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(29,624)	(13,743)	(40,579)	(30,335)

Balance sheets (Stated in $000’s of dollars)	June 30, 2020	December 31, 2019

Cash and cash equivalents (iii)	$210,000	$210,000

Trade and other receivables	2,655	5,763

Prepaid expenses and other assets	56,690	82,808

Receivable from related party and other non-current financial assets (iv)	-	511,284

Trade and other payables:

Management services payment - Rio Tinto (i)	(12,669)	(14,156)

Cost recoveries - Rio Tinto (ii)	(72,483)	(51,747)

Total	$184,193	$743,952

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi LLC from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At June 30, 2020, cash equivalents deposited with wholly-owned subsidiaries of Rio Tinto totalled $210 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At June 30, 2020, there were no amounts due from 9539549 Canada Inc. Amounts due had earned interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

June 30, 2020	Page| 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Jun-30 2020	Mar-31 2020	Dec-31 2019	Sep-30 2019
Revenue	$ 278.0	$ 130.7	$ 221.4	$ 209.2

Income for the period	$ 72.3	$ 19.0	$ 109.5	$ 45.1
Income attributable to owners of Turquoise Hill	$ 84.8	$ 55.4	$ 113.1	$ 71.7

Basic and diluted income per share attributable to owners of Turquoise Hill	$ 0.04	$ 0.03	$ 0.06	$ 0.04

Quarter Ended
	Jun-30 2019	Mar-31 2019	Dec-31 2018	Sep-30 2018
Revenue	$ 382.7	$ 352.7	$ 346.2	$ 246.5

Income (loss) for the period	$ (736.7)	$ 105.2	$ 95.0	$ 15.2
Income (loss) attributable to owners of Turquoise Hill	$ (446.5)	$ 111.2	$ 101.0	$ 53.2

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$ (0.22)	$ 0.06	$ 0.05	$ 0.03

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarised below.

Change in revenue over the periods presented has resulted mainly from variable metal prices combined with changes in sales volume. Revenue in the four consecutive quarters ended June 30, 2020 were lower than any of the other quarters due to the significantly lower sales volumes impacted by lower gold and copper production as the mine transitioned to the lower grade Phase 4B and Phase 6B ore and stockpiles. Revenue in Q2’20 benefitted from higher head grade and recovery as mining in Phase 4B and 6B went deeper into the pit. Revenue in Q1’20 was further impacted by a lower average price of copper as a result of the ongoing COVID-19 pandemic. During Q2’20, average copper prices started to rebound to pre COVID-19 levels.

Revenue for the three consecutive quarters ended June 30, 2019 was higher due to the increased gold revenues driven by the significant increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4A ore that contained higher gold content during these periods.

Change in income (loss) over the periods presented resulted mainly from the changes in revenue noted above and adjustments made for impairment charges and deferred tax assets. Loss for the quarter ended June 30, 2019 was impacted by a $0.6 billion impairment charge to the Oyu Tolgoi cash-generating unit whereby the Company assessed the recoverable amount of the Oyu Tolgoi cash-generating unit to be $8.7 billion compared to a carrying value of $9.3 billion, leading to an impairment charge of $0.6 billion at June 30, 2019.

Income for the period in the quarter ended December 31, 2018 and in the four consecutive quarters ended June 30, 2020 was positively impacted by deferred tax asset recognition adjustments of $6.2 million, $45.0 million, $118.1 million, $82.0 million and $47.4 million, respectively. Conversely, income (loss) in the quarters ended September 30, 2018, March 31, 2019 and June 30, 2019 was negatively impacted by deferred tax asset de-recognition adjustments of $8.1 million, $25.7 million and $252.8 million, respectively. The adjustment to deferred tax assets in the quarter ended June 30, 2019 was due to updated operating assumptions in mine

June 30, 2020	Page| 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

planning during the period resulting primarily from timing of sustainable first production as well as the revised estimates of underground development capital, both of which also contributed to the $0.6 billion impairment charge noted above.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

June 30, 2020	Page| 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	(Three Months Ended)		(Six Months Ended)

C1 costs (Stated in $000’s of dollars)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cost of sales	181,956	224,656	327,880	393,790
Cost of sales: $/lb of copper sold	2.08	2.19	2.27	2.10
Depreciation and depletion	(51,106)	(54,546)	(86,072)	(99,175)
Provision against carrying value of copper-gold concentrate	6,254	86	-	1,533
Change in inventory	(12,265)	(34,275)	19,884	(27,843)
Other operating expenses	49,893	57,897	94,804	128,243
Less:
- Inventory (write-down) reversal	1,195	8,126	2,359	(4,432)
- Depreciation	(1,997)	(3,321)	(3,950)	(3,631)
Management services payment to Turquoise Hill	6,872	8,105	13,954	16,295

Operating cash costs	180,802	206,728	368,859	404,780
Operating cash costs: $/lb of copper produced	2.25	2.39	2.33	2.16
Adjustments to operating cash costs(1)	6,564	12,065	12,646	21,168
Less: Gold and silver revenues	(57,428)	(150,378)	(91,253)	(279,124)

C1 costs ($‘000)	129,938	68,415	290,252	146,824

C1 costs: $/lb of copper produced	1.61	0.79	1.84	0.78

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	9,855	5,759	14,572	10,303
Asset retirement expense	1,502	2,322	2,931	4,063
Royalty expenses	14,216	20,722	24,455	40,461
Ore stockpile and stores write-down (reversal)	(1,195)	(8,126)	(2,359)	4,432
Other expenses	2,998	696	3,466	259
Sustaining cash capital including deferred stripping	18,355	42,973	27,904	71,855

All-in sustaining costs ($‘000)	175,669	132,761	361,221	278,197

All-in sustaining costs: $/lb of copper produced	2.18	1.54	2.29	1.48

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined in Q2’20 are calculated by reference to total mining costs of $39.3 million (Q2’19: $49.9 million) and total material mined of 23.2 million tonnes (Q2’19: 24.4 million tonnes).

Milling costs per tonne of ore treated in Q2’20 are calculated by reference to total milling costs of $65.3 million (Q2’19: $64.1 million) and total ore treated of 9.6 million tonnes (Q2’19: 10.4 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

June 30, 2020	Page| 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	June 30, 2020	December 31, 2019
Inventories (current)	$166,355	$175,719
Trade and other receivables	53,339	27,047
Trade and other payables:
- trade payables and accrued liabilities	(322,924)	(389,476)
- payable to related parties	(85,153)	(65,903)
Consolidated working capital	$(188,383)	$(252,613)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at June 30, 2020 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Project Finance	Purchase obligations	Power commitments	Lease liabilities	Decommissioning obligations
Commitments (MD&A)	$4,347,375	$603,220	$356,408	$22,027	$213,769
Cancellable obligations		(469,897)	(177,396)	-	-
(net of exit costs)
Accrued capital expenditure		(93,686)	-	-	-
Discounting and other adjustments	(148,745)	-	-	(4,651)	(107,931)
Financial statement amount	$4,198,630	$39,637	$179,012	$17,376	$105,838

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures.

June 30, 2020	Page| 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company Mineral Resources and Mineral Reserves, readers should refer to the AIF of the Company for the year ended December 31, 2019, and other continuous disclosure documents filed by the Company since January 1, 2020 under Turquoise Hill’s profile on SEDAR at www.sedar.com including the press release issued on July 2, 2020.

Note to United States investors concerning estimates of measured, indicated and inferred resources.

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43 -101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the expectations set out in the 2020 Oyu Tolgoi Feasibility Study (“OTFS20”); timing and amount of production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; liquidity, funding sources, funding requirements and planning; timing and status of underground development; the mine design for Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; capital and operating cost estimates, timing of completion of the definitive estimate review and the scope thereof; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries, the availability and timing of required governmental and other approvals for the construction of the SOPP, the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, the willingness of third parties to extend existing power arrangements, the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTFS20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realised), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language regarding reserves and resources” and “Note to United States investors concerning estimates of measured, indicated and inferred resources” in the section titled CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices.The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

results to differ from these forward-looking statements are included in the “Risk Factors” section in Company’s AIF, as supplemented by the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

/s/ Ulf Quellmann	/s/ Luke Colton

Ulf Quellmann	Luke Colton
Chief Executive Officer	Chief Financial Officer

July 28, 2020
Montreal, QC, Canada

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turquoisehill.com

Turquoise Hill Resources Ltd.
Suite 3680,1 Place Ville- Marie
Montreal Quebec, Canada
H3B 3P2

TRQ : TSX & NYSE